Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

15 May 2017

Consolidated Results for the fourth Quarter and full year ended 31 March 2017

Q4 EBITDA doubles to Rs. 7,275 crore; PAT1 up 3.4 times to Rs. 2,971 crore;

FY 2017 PAT1 jumps 2.6 times to Rs. 7,323 crore;

FY 2017 Free Cash Flow of Rs. 13,312 crore

Mumbai, India: Vedanta Limited today announced its audited consolidated results under IndAS for the fourth quarter (Q4) and full year ended ended 31 March 2017 (FY 2017).

FY 2017 Financial Highlights

•	PAT[1] up 2.6 times at Rs. 7,323 crore

•	Revenues up 12% to Rs. 71,721 crore

•	EBITDA up 41% to Rs. 21,437 crore

•	Free cash flow of Rs. 13,312 crore

Q4 FY 2017 Financial Highlights

•	PAT[1] up 3.4 times y-o-y at Rs. 2,971 crore

•	Revenues up 41% y-o-y at Rs. 22,371 crore

•	EBITDA doubles y-o-y to Rs. 7,275 crore

Other Financial Highlights

•	Delivering on committed cost savings

•	Delivered cumulative cost and marketing savings of $712 mn over the last 8 quarters; ahead of plan to deliver $1.3 bn in four years

•	Strong Balance sheet

•	Gross Debt[2] reduced by c. Rs. 4,115 crore during the year; further reduction of c. Rs. 6,200 crore post 1st April

•	Net Debt/EBITDA at 0.4x – lowest and strongest among Indian and global peers

•	Strong financial position with total cash and liquid investments of Rs. 63,471 crore

•	Highest-ever dividends declared

•	Vedanta Limited announced interim dividend of Rs. 6,580 crore in Mar ‘17

•	Hindustan Zinc announced interim dividend of Rs. 13,985 crore including dividend distribution tax in Mar ‘17

•	Contribution to the ex-chequer in FY 2017 at c. Rs 40,000[3] crores

1.	Attributable PAT before exceptional items & Dividend Distribution Tax (DDT)
2.	Excluding Temporary short term borrowing (Rs 7,908 crore) at Zinc India taken for dividend payment
3.	Including Dividends to Government

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Operational Highlights

•	Record annual production at Aluminium, Power, Zinc India (Zinc and Silver) and at Copper-India

•	Oil & Gas: Successful ramp up from Mangala EOR with production level of 56,000 boepd in Q4

•	Iron Ore: Achieved 2.6 million tonnes of the additional production capacity granted in Goa

•	Zinc International: Gamsberg project on track to commence production in mid CY 2018

Navin Agarwal, Chairman Vedanta Limited, said, “The completion of the Cairn India merger transforms Vedanta Ltd. into a diversified natural resources powerhouse, anchored in India. The combined entity truly reflects our strong, diversified, low-cost portfolio with industry-leading volume growth from our well-invested assets. Vedanta is one of the largest contributors to the exchequer in FY 2017, at c. Rs. 40,000 crore. The record dividends during the past financial year highlights our commitment to shareholder value. We are looking forward to a very exciting FY 2018 and future years, with all our businesses operating at full capacities and cost efficiencies.”

Tom Albanese, Chief Executive Officer, Vedanta Ltd, said: “I am happy to report that Vedanta has posted strong financial and operational results in FY2016-17. Our strategic focus to ramp up production across the portfolio namely in Zinc, Aluminium, Power and Iron Ore businesses throughout the year, has supplemented revenue growth. In particular, record production levels at Zinc and Aluminium were well-timed in an environment of strong supply side pressures on both commodities. Our cost management initiatives have helped us deliver strong returns for all our shareholders.”

Vedanta, a world-class natural resource powerhouse anchored in India

•	6th largest diversified resources company in the world[1]

•	Only global player with significant operations, expertise and majority sales in the Indian market – the fastest growing G-20 economy[2]

•	Diversified, low-cost, high-quality assets

•	Strong Balance Sheet: Net Debt/EBITDA at 0.4x3 – lowest and strongest among Indian and global peers

(1)	As per 2016 reported EBITDA
(2)	As per Moody’s
(3)	As of March 31, 2017

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Consolidated Financial Performance

The consolidated financial performance of the company under Ind AS during the period is as under:

(In Rs. crore, except as stated)

Particulars	Q4			Q3	Full Year
	FY 2017	FY 2016	% Change	FY 2017	FY 2017	FY 2016	% Change
Net Sales/Income from operations	22,371	15,828	41%	19,320	71,721	63,920	12%
EBITDA	7,275	3,489	109%	5,976	21,437	15,184	41%
EBITDA Margin[1]	44%	29%		39%	39%	30%
Finance cost	1,503	1,562	(4)%	1,508	5,855	5,778	1%
Other Income	921	1,308	(30)%	1,014	4,581	4,444	3%
Profit before Depreciation and Taxes	6,767	3,262	107%	5,373	20,057	13,817	45%
Depreciation & Amortization	1,604	2,082	(23)%	1,581	6,292	8,572	(27)%
Profit before Exceptional items	5,164	1,180	—	3,792	13,766	5,245	—
Exceptional Items[2]	114	33,645	—	—	114	33,785	—
Tax	636	(304)	—	537	2,103	70	—
Dividend Distribution Tax (DDT)	1,391	1,278	—	107	1,642	1,621	—
Tax – Special Items	34	(12,335)	—	—	34	(12,369)	—
Profit After Taxes	2,989	(21,104)	—	3,148	9,873	(17,863)	—
Profit After Taxes before Exceptional items	3,137	205	—	3,148	10,022	3,553	2.8x
Profit After Taxes before Exceptional Items & DDT	4,528	1,483	3.0x	3,255	11,663	5,174	2.2x
Minority Interest	1,578	(7,264)	—	1,104	4,358	(5,592)	—
Minority Interest excl. Exceptional Items %	49%		—	35%	43%	66%	—
Attributable PAT after exceptional items	1,411	(13,839)	—	2,041	5,512	(12,270)	—
Attributable PAT before exceptional items	1,580	(416)	—	2,041	5,681	1,218	4.7x
Attributable PAT before exceptional items & DDT	2,971	861	3.4x	2,148	7,323	2,839	2.6x
Basic Earnings per Share (Rs./share)	4.76	(46.68)	—	6.88	18.60	(41.38)	—
Basic EPS before Exceptional Items	5.33	(1.40)	—	6.88	19.17	4.11	4.7x
Basic EPS before Exceptional Items & DDT	10.02	2.91	3.4x	7.24	24.70	9.57	2.6x
Exchange rate (Rs./$) – Average	67.01	67.50	(0.7)%	67.46	67.09	65.46	2.5%
Exchange rate (Rs./$) – Closing	64.84	66.33	(2.2)%	67.95	64.84	66.33	(2.2)%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax

Note: All numbers are as per Ind AS. Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Revenues

Revenue in Q4 was up 16% sequentially and 41% y-o-y, driven by higher volumes from Zinc India, supported by ramp-up at the Aluminium and Power business and improved metal & oil prices. Additionally, higher volumes at Iron Ore in Q4 FY 2017 over Q4 FY 2016 aided higher revenues.

Revenues for FY 17 were at Rs. 71,721 crore up 12% y-o-y. The increase was driven by ramp-up of capacities at Aluminium & Power business; recommencement of operations at Iron Ore and improved commodity prices.

EBITDA and EBITDA Margins

EBITDA in Q4 at Rs. 7,275 crore was 22% higher q-o-q, due to higher volumes from Zinc India & Aluminium business, cost efficiencies and improved metal and oil prices.

EBITDA in Q4 was up 109% y-o-y on account of increased volumes at Iron Ore & Zinc India; ramp up of volumes & cost efficiencies at the Aluminium and Power business, improved commodity prices and decline in discount to Brent in the Oil & Gas business. This was partly offset by lower volume at Zinc International on account of Lisheen Mine closure in FY 2016 and natural decline at the Ravva and Cambay oil fields.

EBITDA margin was robust at 44% in the current quarter, ~5% higher margin than Q3 on the back of continued strong operational performance, cost saving initiatives and improved metal and oil prices.

EBITDA for the year was Rs. 21,437 crore up 41% on account of volume ramp-up at Aluminium & Power; recommencement of operations at Iron Ore; cost efficiencies across businesses and improved commodity prices.

Depreciation & Amortization

Depreciation & Amortization for Q4 at Rs.1,604 crore, was marginally higher by Rs. 23 crore compared to Q3 mainly on account of higher amortization of mining expenses owing to higher ore excavation at Zinc India and capitalization of new capacity at the Aluminium business partially offset by lower depreciation charge at Oil & Gas due to change in reserves estimates.

However on y-o-y basis, it was lower by Rs. 478 crore. This was mainly on account of lower amortization charge post impairment of Oil & Gas assets in FY 2016 and lower depreciation charge at Oil & Gas business due to lower entitlement interest volume and an increase in entitlement reserves, partially offset by higher amortization of mining expenses owing to higher ore excavation at Zinc India and higher depreciation due to capitalization of new capacities at the Aluminium and Power businesses.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Further, Depreciation & Amortization for the year was 6,292 crore compared to 8,572 crore in FY 2016. This was mainly on account of lower amortization charge post impairment of Oil & Gas assets in FY 2016 and lower depreciation charges at Oil & Gas business due to lower entitlement interest volume and an increase in reserves estimates and at Zinc International due to Lisheen mine closure. These were partially offset by higher amortization of mining expenses owing to higher ore excavation at Zinc India and capitalization of new capacities at the Aluminium and Power businesses.

Finance Cost and Other Income

Finance cost during the quarter was Rs. 1,503 crore in line with Q3 due to marginal benefits from lower interest rates on short term borrowings being offset by capitalisation of new capacity at Aluminium business.

On y-o-y basis, it was lower by Rs. 59 crore y-o-y. Decrease in finance cost on account of capitalization of interest pertaining to aluminium capacities under ramp up at Jharsuguda-II smelter (this was earlier being expensed when project start-up was temporarily on hold) & benefit due to lower interest rates on short term borrowings partially offset by increase in finance cost on account of capitalization of Aluminium & Power capacities.

Further, finance cost during FY 2017 was Rs. 5,855 crore higher by Rs. 77 crore y-o-y. Increase in finance cost was due to capitalization and increase in borrowings at the Aluminium and power businesses; change in borrowing mix from USD to INR debt partially offset by the accounting treatment of interest at Jharsuguda-II smelter (which was earlier completely expensed when the project start-up was temporarily on hold and is now being capitalized as and when aluminium capacities are ramped up) and interest rate reduction on short term borrowings.

Other income in Q4 at Rs. 921 crore was lower by 9% compared to Q3, mainly due to lower mark-to-market gains on investments in the current quarter and lower rate of return on investments. On a y-o-y basis, it was lower by 30% due to lower investment corpus at Zinc India on account of special dividend pay-out at the beginning of the year and lower mark-to-market gains on investments. On full year basis, it was higher than FY 16 by Rs 137 Crore driven by higher mark-to-market gains partly offset by lower investment corpus at Zinc India on account of special dividend pay-out.

Exceptional Items

Exceptional Items in FY 2017 of Rs 114 Crore is primarily relating to write off on exploratory assets. Exceptional items in FY 2016 primarily include impairment in Oil & Gas business.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Taxes

Tax expense (before Exceptional items & DDT) was at Rs. 636 crore during the quarter, resulting in tax rate of 12%. The tax rate in Q3 FY2017 was at 14%. The reduction in tax rate is on account of currency appreciation resulting in deferred tax reversal in current quarter.

Tax expense (before Exceptional items & DDT) for the year FY 2017 was at Rs. 2,103 crore, implying an effective tax rate of 15% compared to Rs 70 Crore and a tax rate of 1% in FY 2016.

Effective tax rate at Zinc India and Oil & Gas was higher due to phasing out of tax holiday benefits.

Attributable Profit After Tax (PAT) and Earnings Per Share (EPS)

Attributable PAT before exceptional items and DDT for the quarter at Rs. 2,971 crore is up 3.4 times.

Attributable PAT before exceptional items and DDT for the year at Rs.7,323 crore is 2.6 times higher compared to last year mainly on account of higher EBITDA and lower depreciation.

EPS for the year before exceptional items and DDT was at Rs. 24.70 per share.

Ind AS implementation

The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The Company had previously issued its unaudited financial results for periods through December 31, 2016, prepared in accordance with the recognition and measurement principles of IND-AS, based on its preliminary selection of exemptions and accounting policies. Since all such policies and exemptions have now been finalised, financial results for all periods from April 1, 2015 have now been restated to give effect of the same.

Balance Sheet

Our financial position remains strong with cash and liquid investments of Rs. 63,471 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Very Good” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of $0.9bn as on March 31, 2017.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

As on 31st March 2017, gross debt was at Rs 71,569 Cr including short term borrowing of Rs. 7,908 Cr borrowed by Zinc India due to mismatch between Investment maturities and dividend payment. Excluding Zinc India temporary borrowing, gross debt decreased by Rs. 4,115 crore to Rs. 63,661crore. Net debt reduced by Rs. 3,415 crore during the quarter to Rs. 8,099 crore on account of positive free cash flow during the quarter.

Out of the total debt of Rs. 71,569 crore, the INR/USD split is approximately 86%/ 14%. Further, the gross debt comprises of 63% long term loans and INR Bonds and 37% short term loans.

Corporate

Cairn Merger:

The merger of Vedanta Limited with Cairn is now complete. The Cairn shares have been delisted from the Stock Exchanges and Vedanta Limited shares have been issued to Cairn shareholders.

Dividend Policy:

The Board has approved a dividend policy for the company. An extract of the approved dividend policy is below. The complete policy is available on the website of the company at http://www.vedantalimited.com/investor-relations/corporate-governance.aspx

In every financial year, the Board aims to distribute to its equity shareholders:

1.1. The entire dividend income (net of taxes) it receives from its subsidiary, Hindustan Zinc Ltd. (this does not apply to any one-time special dividends received from Hindustan Zinc Ltd. which will be at the discretion of the Board); and

1.2. Minimum 30% (including taxes, cess, and levies, if any relating to the dividend) of Attributable Profit after Tax (before exceptional items) of the Company excluding its share of profits in Hindustan Zinc Ltd for the year. Such profits will be net of dividend payout to preference shareholders, if any.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on Monday, 15 May 2017, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on May 15, 2017	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (15 May 2017 to 21 May 2017)		Mumbai +91 22 3065 2322 Passcode: 63835#

For further information, please contact:

Communications Roma Balwani President – Group Sustainability& CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 8 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2017

Investor Relations Ashwin Bajaj Director – Investor Relations Aarti Raghavan VP – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in
Vishesh Pachnanda Manager – Investor Relations
Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/ SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 9 of 9
Andheri (East), Mumbai 400093, Maharashtra, India.
CIN: L13209GA1965PLC000044